January 24, 2008

Mail Stop 4561

<u>Via U.S. Mail and Fax (860-525-1654)</u>
Mr. David Mladen
Chief Executive Officer
Excellency Investment Realty Trust, Inc.
270 Laurel Street, 1st floor
Hartford, CT 06105

       RE: **Excellency Investment Realty Trust, Inc.**
                 Form 10-KSB for the period ended December 31, 2006
                 Filed April 17, 2007
                 File No. 0-50675

Dear Mr. Mladen:

       We issued comments to you on the above captioned filing on November 7, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 7, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

       If you do not respond to the outstanding comments or contact us by February 7, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

       Please contact me at 202-551-3780 if you have any questions.

                 Sincerely,

                 Linda van Doorn
                 Senior Assistant Chief Accountant